

May 28, 2009

Room 7010

Gregory A. Frost
Executive Vice President and Chief Financial Officer
Janus Capital Group, Inc.
151 Detroit Street
Denver, CO 80206

   Re: **Janus Capital Group, Inc.**
     Form 10-K for Fiscal Year Ended December 31, 2008
     File No. 001-15253

Dear Mr. Frost:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

       Sincerely,

       Terence O'Brien
       Accounting Branch Chief